Exhibit 99.1

ShangPharma Announces Third Quarter 2010 Results

SHANGHAI--(BUSINESS WIRE)--November 23, 2010--ShangPharma Corporation (NYSE:SHP) ("ShangPharma" or the "Company"), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its financial results for its third quarter ended September 30, 2010.

To assist management and investors in gaining a better understanding of the Company’s operating performance for the third quarter ended September 30, 2010 and for the full year 2010 guidance, the Company is presenting certain non-GAAP measures, each of which excludes expenses relating to or the effect of share-based compensation. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Financial Data” below for more information about the non-GAAP financial measures included in this press release.

Third Quarter 2010 Highlights

  Net revenues increased by 16.6% year-over-year to $23.1 million.
  GAAP diluted earnings per ADS increased by 28.3% year-over-year to $0.22.
  Non-GAAP diluted earnings per ADS, increased by 34.5% year-over-year to $0.24.

Full Year 2010 Guidance

For the full year 20101, the Company expects:

  Net revenues to be approximately $89.6 – $91.1 million, which represents growth of approximately 24% – 26% compared with full year 2009.
  GAAP gross profit to be approximately $29.6 – $30.5 million, which represents growth of approximately 24% – 28% compared with full year 2009.
  Non-GAAP gross profit to be approximately $30.8 – $31.7 million, which represents growth of approximately 28% – 32% compared with full year 2009.
  Non-GAAP gross margin to be approximately 34.4% – 34.8%, which represents an increase of approximately one to two percentage points from non-GAAP gross margin of 33.2% in 2009. The increase is expected to be driven by favorable service mix, better labor cost control, efficient material usage and improved operational efficiency.

Management Comment

Michael Xin Hui, founder and Chief Executive Officer of ShangPharma, commented, “We are very pleased with our third quarter financial results as we achieved record quarterly revenues, which was a direct result of strong customer demand and high customer satisfaction. Today, we work with the majority of the top 20 global pharmaceutical companies as well as many biotechnology and specialty pharmaceutical companies around the world. As a leading China-based contract research organization, we are well positioned to be a significant participant in the rapid growth of the global outsourcing market.”

“We achieved double-digit year-over-year revenue and EPS growth driven by strong performance across all of our business divisions. We are expanding our platform of integrated services to help our customers achieve efficiency and deliver good results in their research and development activities. Consequently, we are seeing strong new customer acquisition and increased revenues from our top customers. The solid third quarter performance gives us confidence that we will achieve our 2010 full year targets for revenue growth and gross margin improvement.”

“Lastly, we are also making good progress in building our capabilities in research manufacturing and biologics services. With regard to research manufacturing services, we are on target to open our cGMP-quality multi-purpose facility in Fengxian, Shanghai, during the first quarter of 2011. With regard to biologics services, we have already initiated customer services this year and we are seeing strong demand for such services going forward.”

Kevin Chen, Chief Financial Officer and Chief Operating Officer of ShangPharma, added, “We achieved solid top-line growth and stable gross margin for the third quarter of 2010. Moreover, we successfully completed several high margin projects at the end of September 2010. The revenues for these projects were recorded in October 2010 due to changes in delivery schedules initiated by customers and delays in customer acceptance of our deliverables. As a result, we expect to see acceleration in revenue growth in the fourth quarter, and are well on our way to deliver year-over-year revenue growth of approximately 26% – 33% in the fourth quarter of 2010.”

“We are also confident that we will achieve significant non-GAAP gross margin expansion of approximately one to one and half percentage points for the full year 2010 compared with 2009 as a result of favorable service mix, better labor cost control, efficient material usage and improved operational efficiency.”

Third Quarter 2010 Results

Net revenues were $23.1 million, an increase of 16.6% from $19.8 million in the third quarter of 2009, primarily due to a larger customer base, higher revenues from the Company’s top customers, broader service offerings and higher average rate from favorable service mix.

Net revenues from full-time-equivalent (FTE)-based services were $16.7 million, an increase of 11.6% from $15.0 million in the third quarter of 2009, primarily due to higher FTE numbers and FTE rate.

Net revenues from fee-for-service-based services were $6.4 million, an increase of 32.2% from $4.8 million in the third quarter of 2009, primarily due to broader service offerings. The nature of most of the Company’s newer offerings is fee-for-service-based. The higher growth in fee-for-service-based revenues reflects the Company’s ability to cross-sell newer services to existing customers as well as strong demand from new customers.

Gross profit was $7.5 million, an increase of 15.0% from $6.5 million in the third quarter of 2009, primarily due to the increase in revenues, though partially offset by a deferral in revenue of certain high margin projects to October 2010 and higher share-based compensation expenses.

Non-GAAP gross profit was $7.7 million, an increase of 17.1% from $6.6 million in the third quarter of 2009.

Gross margin declined slightly to 32.5% from 32.9% in the third quarter of 2009, primarily due to a deferral in revenue of certain high margin projects to October 2010 and higher share-based compensation expenses.

Non-GAAP gross margin increased slightly to 33.3% from 33.2% in the third quarter of 2009.

Operating expenses (selling, marketing, general and administrative) were $4.4 million, an increase of 23.7% from $3.6 million in the third quarter of 2009, primarily due to a build-up of corporate managerial, sales and supporting infrastructure and higher share-based compensation.

Non-GAAP SG&A expenses were $4.3 million, an increase of 22.2% from $3.5 million in the third quarter of 2009.

Profit from operations was $3.1 million, an increase of 4.5% from $3.0 million in the third quarter of 2009, primarily due to the higher gross profit, though partially offset by higher SG&A expenses.

Non-GAAP profit from operations was $3.4 million, an increase of 11.1% from $3.0 million in the third quarter of 2009

Operating margin declined to 13.4% from 15.0% in the third quarter of 2009, primarily due to a deferral in revenue of certain high margin projects, higher operating expenses and higher share-based compensation.

Non-GAAP operating margin declined to 14.6% from 15.4% in the third quarter of 2009.

Net income was $3.6 million, an increase of 32.7% from $2.7 million in the third quarter of 2009, primarily due to the higher profit from operations and higher other income.

Other income was $1.0 million, primarily due to a mark-to-market gain on foreign exchange forward contracts.

Non-GAAP net income was $3.9 million, an increase of 39.2% from $2.8 million in the third quarter of 2009.

Diluted earnings per ADS were $0.22, an increase of 28.3% from $0.17 in the third quarter of 2009.

Non-GAAP diluted earnings per ADS were $0.24, an increase of 34.5% from $0.18 in the third quarter of 2009.

Financial Position

As of September 30, 2010, the Company had cash and cash equivalents of $8.5 million and short term debt of $0.8 million. The cash balance does not include the over $44 million (after underwriting discounts and commissions, before expenses) proceeds from the Company’s initial public offering of its American depositary shares, which took place in October 2010.

Conference Call

ShangPharma will host a conference call and live webcast at 8 am Eastern Standard Time (EST) on November 23, 2010 (9 pm Beijing time on November 23, 2010).

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number: 1.800.798.2796
- International Dial-in Number: 1.617.614.6204
- Mainland China Toll Free Number: 10.800.152.1490 (North)/10.800.852.1490 (South)

- Hong Kong Toll Free Number: 800 963 844
Conference ID: SHP

A live and archived webcast of the conference call will be available on the Investor Relations section of ShangPharma’s website at www.shangpharma.com

A telephone replay of the call will be available for seven days after the conclusion of the conference call from November 24, 2010 to November 30, 2010.

The dial-in details for the replay are as follows:
- U.S. Toll Free Number: 1.888.286.8010
- International Dial-in Number: 1.617.801.6888
Conference ID: 59003774

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE:SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma's services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the section titled “Full Year 2010 Guidance” and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. The Company expects to face potential risks and uncertainties related to its ability to, among other things, attract, train, motivate and retain skilled scientists; diversify its customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of its major customers; adapt its business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants; protect the intellectual property rights of its customers; comply with applicable regulations and industry standards; compete effectively in its industry, which may subject it to increasing pricing pressure and reduce the demand for its services; expand and market its services and manage its growth; and develop and maintain effective internal control over financial reporting; as well as other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP financial measures: (1) gross profit, (2) gross margin, (3) profit from operations, (4) operating margin, (5) net income, (6) net margin, (7) net income attributable to ShangPharma’s ordinary shareholders, (8) basic earning per ADS and (9) diluted earning per ADS, each of which excludes expenses relating to or the effect of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to or the effect of share-based compensation that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to or the effect of share-based compensation is that these expenses and effects have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

1 This reflects the Company’s current view and is subject to change.

SHANGPHARMA CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars, except for ordinary share data)

	December 31, 2009	September 30, 2010

ASSETS
Current assets:
Cash	12,238	8,467
Restricted cash	146	738
Investment in securities	417	-
Accounts receivable, net	14,292	16,014
Inventories	1,145	1,477
Prepayments and other current assets	1,453	3,076
Deferred tax assets	374	418
Total current assets	30,065	30,190
Non-current assets:
Property, equipment and software, net	35,725	50,211
Land use right, net	4,178	4,200
Derivative assets	-	718
Total non-current assets	39,904	55,129
Total assets	69,969	85,318

LIABILITIES
Current liabilities:
Short-term bank borrowings	-	757
Accounts payable	4,717	7,095
Amounts due to related parties	1,787	1,685
Salary and welfare payable	2,991	3,288
Income tax payable	1,589	1,376
Advance from customers	392	715
Other payables and accruals	4,015	4,066
Total current liabilities	15,490	18,981
Total liabilities	15,490	18,981
Commitments and contingencies

Series A Convertible Preferred Shares (US$0.001 par value; 70,000,650 shares authorized; 69,994,014 issued and outstanding as of December 31, 2009 and September 30, 2010)	34,356	34,356
EQUITY
Ordinary shares (US$0.001 par value; 429,999,350 shares authorized; 208,005,986 shares issued and outstanding as of December 31, 2009 and September 30, 2010)	208	208
Additional paid in capital	321	949
Statutory reserves	5,446	5,446
Retained earnings	12,008	22,458
Accumulated other comprehensive income	2,140	2,920
Total equity	20,123	31,981
Total liabilities and equity	69,969	85,318

SHANGPHARMA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except for ADS[2] data and per ADS data)

	Three months ended September 30,			Nine months ended September 30,
	2009	2010	% Change	2009	2010	% Change

Net revenue	19,827	23,118	16.6%	52,488	64,673	23.2%
Cost of revenue	(13,303)	(15,615)	17.4%	(35,089)	(42,824)	22.0%
Gross profit	6,524	7,503	15.0%	17,400	21,849	25.6%

Operating expenses
Selling and marketing	(443)	(516)	16.4%	(1,070)	(1,590)	48.7%
General and administrative	(3,109)	(3,880)	24.8%	(8,755)	(10,784)	23.2%
Total operating expenses	(3,552)	(4,395)	23.7%	(9,825)	(12,374)	25.9%
Profit from operations	2,973	3,108	4.5%	7,575	9,475	25.1%

Other income (expenses), net:	149	978	556.8%	856	2,428	183.4%
Income from operations before income taxes	3,121	4,086	30.9%	8,431	11,902	41.2%

Income taxes	(423)	(505)	19.2%	(1,146)	(1,452)	26.7%
Net income attributable to ShangPharma Corporation	2,698	3,581	32.7%	7,285	10,450	43.4%

Allocation to preferred shareholders	(679)	(902)	32.7%	(1,834)	(2,631)	43.4%
Net income attributable to ShangPharma Corporation's ordinary shareholders	2,019	2,680	32.7%	5,451	7,819	43.4%

Net income attributable to ShangPharma Corporation's ordinary shareholders per ADS
Basic	0.17	0.23	32.7%	0.47	0.68	43.4%
Diluted	0.17	0.22	28.3%	0.47	0.66	39.9%

Weighted average ADS outstanding
Basic	11,555,888	11,555,888		11,555,888	11,555,888
Diluted	11,555,888	11,955,735		11,555,888	11,846,880

[2] Each ADS represents 18 ordinary shares.

SHANGPHARMA CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL DATA
(in thousands of U.S. dollars, except for ADS[2] data and per ADS data)

	Three months ended			Nine months ended
	September 30,			September 30,
	2009	2010	%	2009	2010	%
GAAP gross profit	6,524	7,503	15.0%	17,400	21,849	25.6%
GAAP gross margin	32.9%	32.5%		33.1%	33.8%
Adjustments:
Share-based compensation	51	195	281.7%	111	446	300.5%
Non-GAAP gross profit	6,575	7,698	17.1%	17,511	22,294	27.3%
Non-GAAP gross margin	33.2%	33.3%		33.4%	34.5%

GAAP profit from operations	2,973	3,108	4.5%	7,575	9,475	25.1%
GAAP operating margin	15.0%	13.4%		14.4%	14.6%
Adjustments:
Share-based compensation	72	274	281.7%	157	628	299.5%
Non-GAAP profit from operations	3,044	3,382	11.1%	7,732	10,102	30.7%
Non-GAAP operating margin	15.4%	14.6%		14.7%	15.6%

GAAP net income	2,698	3,581	32.7%	7,285	10,450	43.4%
GAAP net margin	13.6%	15.5%		13.9%	16.2%
Adjustments:
Share-based compensation	72	274	281.7%	157	628	299.5%
Non-GAAP net income	2,770	3,856	39.2%	7,442	11,078	48.8%
Non-GAAP net margin	14.0%	16.7%		14.2%	17.1%

GAAP net income attributable to ShangPharma Corporation's ordinary shareholders per ADS, basic:	0.17	0.23	32.7%	0.47	0.68	43.4%
Adjustments:
Share-based compensation	0.01	0.02		0.01	0.04
Non-GAAP net income attributable to ShangPharma Corporation's ordinary shareholders per ADS, basic:	0.18	0.25	39.2%	0.48	0.72	48.8%

GAAP net income attributable to ShangPharma Corporation's ordinary shareholders per ADS, diluted:	0.17	0.22	28.3%	0.47	0.66	39.9%
Adjustments:
Share-based compensation	0.01	0.02		0.01	0.04
Non-GAAP net income attributable to ShangPharma Corporation's ordinary shareholders per ADS, diluted:	0.18	0.24	34.5%	0.48	0.70	45.2%

Weighted average ADS outstanding - basic	11,555,888	11,555,888		11,555,888	11,555,888
Weighted average ADS outstanding - diluted	11,555,888	11,955,735		11,555,888	11,846,880

[2] Each ADS represents 18 ordinary shares.

CONTACT:
ShangPharma Corporation
In Shanghai, China
Lan Xie
VP of Finance and Operations
IR@shangpharma.com
or
Christensen
In New York, US
Kimberly Minarovich, +1-917-533-3268
kminarovich@christensenir.com
In Hong Kong
Tip Fleming, +852-9212-0684
tfleming@christensenir.com